Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

UDC, Inc., a New Jersey corporation.

Adesis, Inc., a Delaware corporation (acquired July 11, 2016).

Universal Display Corporation Hong Kong, Limited, a Hong Kong limited liability entity (formed on January 22, 2008).

Universal Display Corporation Korea, Y.H., a limited liability entity organized under the laws of the Republic of Korea (formed on December 14, 2010).

Universal Display Corporation Japan GK, a limited liability entity organized under the laws of Japan (formed on February 4, 2011).

UDC Ireland Limited, a private company limited by shares, organized under the laws of Ireland (formed on July 18, 2012).

Universal Display Corporation China, Ltd., a wholly foreign-owned limited liability company organized under the laws of China (formed on September 22, 2016).